Soho Resources Corp.
SOH: TSX

06018262

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 0 6 2006
WASH. D.C. 213

82-04126

October 31, 2006

United States Securities and Exchange Commission
Washington, D.C
20549
USA

SUPPL

Dear Sir or Madam:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one copy of the Company's unaudited financial statements for the period ended August 31, 2006 with the *Exemption number 12g3-2(b)*.

Yours truly,

SOHO RESOURCES CORP.

Per:

PROCESSED
NOV 1 3 2006
THOMSON FINANCIAL

Ralph Shearing
President

Encl.

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca www.sohoresources.ca
\\CONSAM\Public\Soho\Templates & Forms\SOHO\Qtrly Report Form letters\Quart. Rep - USSEC. Ltr.doc

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended August 31, 2006

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owed subsidiaries Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierrra), and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended August 31, 2006 and the audited consolidated financial statements for the fiscal year ended February 28, 2006. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this MD&A, October 24, 2006.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration and mining project located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

In the spring of 2004, the Company began an exploration program on its Mexican Tahuehueto mineral property. This program consisted of induced polarization geophysical surveying, geological mapping and sampling and grid establishment, and detailed sampling of exploration adits in several zones. During June 2005 the Company completed a 4,000 meter reverse circulation drill program to drill test possible extensions along mineralised trends and follow up induced polarization anomalies delineated during previous exploration. In June 2005 the Company commenced a 5,000 meter diamond core drilling program which was completed in December 2005.

The Company re-commenced exploration activities in mid-January 2006. Under the current drilling program the Company plans 18,000 metres of drilling using two diamond drills to test five mineralized structures. To date the Company has drilled 8 holes under this drilling program.

During the period ended August 31, 2006 the Company has raised $5,987,893 through equity private placements and the exercise of previously outstanding warrants and stock options.

At August 31, 2006 the Company had working capital of $2,918,043. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

Selected Quarterly Financial Information:

Fiscal year	2007		2006				2005	
Fiscal quarter	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Period end date	Aug 31/06	May 31/06	Feb 28/06	Nov 30/05	Aug 31/05	May 31/05	Feb 28/05	Nov 30/04
Loss for the period	$(914,108)	$(422,093)	$(537,246)	$(275,716)	$(281,362)	$(237,154)	$(269,073)	$(608,949)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Total assets	$10,043,863	$10,278,138	$4,535,851	$3,629,591	$2,923,407	$3,097,663	$1,467,551	$1,417,672
Long-term debt	$8,751	-	-	-	-	-	-	-

The fiscal 2005 Q3 and 2006 Q1 losses and total assets have been amended from the amounts previously reported as a result of adjustments relating to the calculation of stock-based compensation and professional fees. The 2005 Q3 loss decreased by $14,027 and the total assets increased by $998, while the 2006 Q1 net loss decreased by $23,000 as a result of these adjustments.

The losses for each of the 2005, 2006, and 2007 fiscal periods fiscal period have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are allocated over four to six fiscal quarters depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2005, the quarterly losses include stock-based compensation charges totaling $345,519 and $443,434 in the year ended February 28, 2006 for the fair value of stock options granted. A large part of the 2006 options were granted in the Q4 period resulting in a $120,000 increase in stock-based compensation expense compared to the expense incurred in each of the first three quarters of fiscal 2006.

The Q2 2007 loss includes a large charge of $600,093 for stock-based compensation, while the Q1 2007 period charge was $86,314. When these amounts are excluded from these periods, the net losses are relatively consistent at Q1 2007 - $335,779; and Q2 2007 - $314,015. This large charge for stock-based compensation is primarily due to various stock options granted during the period December 2005 to May 2006, under the Company's new 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 fiscal period.

In the quarter ended November 30, 2004, the net loss includes a write-down of $330,922 associated with the subsequent disposal of its oil and gas properties in December 2004.

During the period ended May 31, 2005, the Company raised approximately $1,928,000 in cash by the issuance of 6,040,976 common shares and equity units, before paying cash commissions of $112,500.

In the third quarter ended November 30, 2005 the Company received $112,543 from the issuances of shares pursuant to the exercise of options and warrants, and raised a further $640,000 by way of share subscriptions received in advance for a private placement financing completed on December 1, 2005. During this quarter the Company spent a further $633,903 on the exploration of its Tahuehueto mineral property.

During the 2006 Q4 period the Company engaged two new consultants, increasing consulting and investor relations fees by $27,000. Also during this quarter, management and consultants made several trips to the USA, eastern Canada, Mexico and Europe to promote the Company's business and obtain financing. These trips resulted in increased travel costs of $95,000.

In the 2006 Q4 period, total assets increased approximately $906,000. This is primarily a result of the Company incurring a further $538,000 of deferred exploration costs, a net increase in exploration advances of $15,300, an increase in prepaid and receivables of $29,400, and a net increase in cash of approximately $330,000. During the same time, deferred financing costs and equipment decreased by $6,100.

During the 2006 Q4 period the company received gross cash proceeds of $1,365,000, excluding the $640,000 share subscriptions received in Q3 as mention above, and issued 6,623,750 shares pursuant to private placement financings, and the exercise of options and warrants.

During the period ended August 31, 2006, the Company has raised approximately $5,988,000 in cash by the issuance of 10,735,012 common shares and equity units, excluding any finders' fee shares. This accounts for the significant increase in total assets in the fiscal 2007 periods as compared to the previous 2006 and 2005 fiscal periods.

The 2007 Q1 loss increase is due to the further increase in business activities resulting in higher administrative expenses. These costs include increased professional fees for legal, accounting, and audit services of $54,000; and communications costs associated with website maintenance, corporate brochures, and presentations of $11,000. During this quarter, management and consultants made several trips to the USA, eastern Canada, Mexico and Europe to promote the Company's business and obtain financing resulting in travel costs increasing by $20,000; business promotion cost increases of $4,000; and investor relations cost increases of $50,000, including the additional consultants referred to above in 2006 Q4. The Company has also hired two more administrative employees resulting in both wages expense and general office increasing by $16,000.

During the 2007 Q2 period, the Company incurred certain additional costs for legal, regulatory, transfer agent, and office costs, for the preparation, printing, regulatory filings, and mailing of documents associated with the Company's AGM. The two additional employees referred to above were only employed for a part on the previous period, whereas they were employed for the entire three months of the 2007 Q2 period, resulting in higher wages and benefits costs.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 90%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 8,894-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometers.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to the Company's on-site landing strip, which is currently being upgraded. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the Share Purchase Agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares.

The Company has been successful in its defense against two of the vendors' claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the Share Purchase Agreement. The court issued a stay of proceeding with respect to the third claim, however the plaintiff appealed the court's decision and the claim has been reinstated. While the claim is still before the court, it is management's opinion that this claim is without merit.

Pursuant to the share purchase agreement, the Company is obligated to make a final payment of US$250,000 (Cdn$285,000) to the vendors of the Sacramento shares.

Exploration Highlights
Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. The Company is particularly encouraged by the strength of the mineralization, the continuity and number of structures, and the widths of the mineralized veins within the structures tested to date. Since December 2004 the Company has drilled approximately 100 holes totaling about 11,000 metres. Analytical results for most of these holes are available for viewing on the Company's web site.

At El Creston, the most exposed and currently the largest and most advanced zone, drilling and sampling programs have revealed evidence of at least a 2.5-km mineralized structure with potential over a minimum 4-km length, while returning positive results, including some "bonanza-type" grades. Significant results include: 15.43 grams gold and 61.57 grams silver per tonne, 0.39% copper, 1.85% lead and 3.84% zinc over 12.8 metres from Hole RC-18; and 7.2 grams gold, 52.08 grams silver, 0.42% copper, 1.07% lead and 2.68% zinc over 11.94 metres from DDH 05-29. Several recent drill holes returned significant gold and silver values while also extending the important El 1225 ore-shoot. The highlight was an 8.54-metre intersection of 12.5 grams gold and 79.2 grams silver per tonne.

Ongoing drilling is aimed at defining indicated and inferred resources at this important polymetallic zone, which is believed to be related to several other prospective zones that are yet to be fully explored.

Soho has also encountered success while exploring other known zones at Tahuehueto. An underground channel-sampling program returned significant values for precious and base metals from the prospective El Rey zone, situated about 465 metres east of El Creston. The program also demonstrated good continuity of mineralization within the zone, and potential for expansion along strike, and down and up-dip.

The underground channel-sampling program at El Rey was the first ever conducted by the Company to test the zone, which had been previously developed on four levels. Channels were cut every 4 metres across the structure from Level 1. A total of 98 samples were collected in 38 channels over a strike length of 152 metres. Samples collected at El Rey averaged 1.92 grams gold and 220 grams silver per tonne, plus 0.019% copper, 4.09% lead and 7.16% zinc, with an average width of 1.23 metres. The best assay values to date from El Rey are 8.98 grams gold, 3,900 grams silver, 0.6% copper, 19.1% lead and 28.7% zinc.

A recent channel-sampling program at Level 2 confirmed mineralization trending for than 173 metres, with an average grade of 0.86 gram gold, 208.3 grams silver, 0.19% copper, 3.07% lead, and 5.27% zinc over an average width of 1.72 metres. Initial sampling programs from Level 3 also returned positive results, while two holes drilled from Level 2 intersected targeted mineralization at depth, 50 metres below Level 4.

The El Rey zone remains open for expansion and will be further tested from three additional levels, some larger than Level 1. Rehabilitation work to access Level 4 and a portion of Level 3 will be carried out in the coming months. As at El Creston, ongoing drilling at the priority El Rey zone is aimed at defining indicated and inferred resources.

A surface channel-sampling program was conducted at the Santiago Zone, situated more than 1 km northeast of the El Creston Zone. The program returned gold and silver values that also confirmed the potential of the northeastern portion of the Tahuehueto project. Unlike El Creston, which hosts gold-silver mineralization with associated base metals, Santiago is one of several gold-silver zones in the northeastern portion of the Tahuehueto project that are yet to be fully explored.

Highlights of the program include: 3.11 grams gold and 76.65 grams silver over 15 metres; 3.64 grams gold and 25.05 grams silver over 18 metres; and 4.94 grams gold and 194.97 grams silver over 4.5 metres.

A total of 124 samples were collected from 8 channels cut across the Santiago Zone, which has an exposed potential length of 180 metres and was sampled along a length of 128 metres. The zone ranges in width from 16.5 metres to 7 metres, with widths diminishing down-slope as the zone disappears under cover, and remains open in both directions, as well as down-dip. Additional mapping, channel sampling and drilling are planned to test the zone, which may be an extension of the nearby Perdido zone.

Increase in Land Position

Based upon regional reconnaissance work in and around Tahuehueto, Soho recently staked additional concessions covering approximately 6,832 hectares to encompass most of the prospective ground in the Tahuehueto district and bring Soho's total Tahuehueto project area in Durango State, Mexico, to about 8,894 hectares.

Expanded 2006 Program – Goals and Objectives

Soho is utilizing the proceeds of a $5.52-million, institution-led private-placement financing completed in May 2006 to accelerate the pace of exploration at Tahuehueto. This major financing combined with highly encouraging results of recent exploration programs have allowed the Company to set new growth-oriented objectives that better reflect the property's potential for multiple deposits and discoveries. The initial goal was to define resources at El Creston, but the focus has since broadened to include other priority zones that will be tested in an expanded $3.8-million work program planned for the balance of 2006. This shift in strategy is aimed at adding value to the property through a program specifically focused on defining resources as efficiently as possible.

At least 18,000 metres of drilling using two diamond drills are now planned to test five mineralized structures. The primary goal of the expanded program is to outline indicated and inferred resources at the advanced El Creston Zone through 5,500 metres of drilling, and also at the El Rey Zone, where 3,500 metres of drilling are planned. Another important goal is to define inferred resources at three other zones, with 2,000 metres of drilling planned for Cinco de Mayo, 4,000 metres for El Creston South Extension, and 3,000 metres at the Santiago Zone.

The program was initiated in June 2006 with the commencement of camp upgrades, infrastructural improvements, drill road access and drill site preparation in anticipation for start up of drilling operations. Soho engaged Major Drilling International as the drilling contractor for the program. Drilling operations commenced in mid August with two diamond drills operating 24 hrs per day. Unfortunately one of the drill rigs suffered a major failure immediately after start up and was removed from the project in late August to undergo rebuilding. It is anticipated that this drill will be back on site in the very immediate future. The second drill rig has operated throughout the last two and a half months with a number of weather related temporary shutdowns and has completed eight drill holes. All eight of these drill holes have targeted the El Creston South Extension and mineralized intercepts have been sampled. Samples from seven of the holes have been delivered to the lab and are currently being analyzed while the eighth hole is currently being logged and sampled on site in anticipation of shipping to the lab for analysis.

Although the drilling program was late starting and significant delays have been experienced with the mechanical failure of one of the drills, plus temporary halts in exploration activities due to inclement weather conditions related to Hurricane Lane in Sept and Hurricane Paul in October, the Company is confident that the exploration program will progress smoothly with the return of the second drill rig and the more favorable weather conditions anticipated as the rainy season is currently winding down.

Soho is progressing with geological and structural mapping of the project and is planning an airborne geophysical survey in the new year to better determine the extent and potential of other zones at Tahuehueto. The results of this regional work will add to the growing geological database that will guide future exploration program.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of our activities.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish schools and improve electrical, water supply and sanitation facilities. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting held on July 28, 2006, shareholders elected the following individuals as directors of the Company:

Ralph Shearing
Marek Kreczmer
Paul Chung
Otto Jelinek
Mark Backens
William Howald

At a subsequent directors meeting, the following director and officer appointments were made:

Chairman of the Board – Otto Jelinek
Audit Committee – Ralph Shearing, Mark Backens, and Paul Chung
Human Resources & Compensation Committee – Marek Kreczmer, Mark Backens, and William Howald
Advisory Board – Art Freeze, Jose Abraham Urias Romero, and John Anderson.
President and Chief Executive Officer – Ralph Shearing
Executive Vice-President Corporate Development – Frank Port

Management Agreements
In July 2004 the Company entered into an agreement with Frank Port and Seaport Capital Inc., a company controlled by Mr. Port, to provide business development and investor relations services to the Company for a monthly fee of $5,000. This agreement may be terminated by 30 days written notice. In addition Mr. Port was appointed an officer of the Company in the position of Executive Vice-president Corporate Development.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the President, CEO, and a Director of the Company.

Both of these agreements have received regulatory approval.

In March 2005 the Company entered into a consulting services agreement with Jose Abraham Urias Romero and Urias Management & Investments Corp., a company controlled by Mr. Urias, to provide general consulting services to the Company, including its Mexican subsidiaries, for a monthly fee of $5,000. Mr. Urias is a former director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Financing Activities

During the period ended August 31, 2006, pursuant to a private placement financing, and the exercise of options and warrants, the company received gross cash proceeds of $5,987,893 and issued 10,750,012 shares at an average price of $0.56. An additional 50,000 shares were 257,750 issued for cash proceeds of $49,375, subsequent to August 31, 2006 pursuant to the exercise of stock options.

Details of the above mentioned share issuances are available in the notes to the Company's financial statements for the period ended August 31, 2006.

Proceeds from the warrant, options, and private placement financings were utilized in the Company's Mexican operations and for general working capital purposes. All of the above financing transactions have received regulatory approval where applicable.

Capital Stock, Warrants, and Options

Capital Stock

	Number of Shares	Amount
Common shares issued:		
Balance as at August 31, 2006	70,782,813	$ 23,199,273
Options exercised	257,750	49,375
Balance as at October 24, 2006	71,,040,563	$23,248,648

Warrants

As at October 24, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
3,225,000	$ 0.30	December 1, 2006
1,425,568	$ 0.60	March 3, 2007
151,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2006
16,477,568		

Stock Option Plan

A 2003 Stock Option Plan was approved by a majority of disinterested shareholders on September 4, 2003, at the Company's annual general meeting. The number of shares reserved for issuance under the 2003 stock option plan was set at 4,865,123. The Company was authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company, on a fixed basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options could be granted for a maximum term of 5 years. The options vest 25% upon the date of grant, and then at a rate of 12.5% every 3 months thereafter.

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan was approved by shareholders at the Company's AGM held on July 28, 2006.

As at October 24, 2006, the following share purchase options were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,475,000	$ 0.15	March 18, 2009
190,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
32,500	$ 0.28	December 15, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
225,000	$ 0.20	December 1, 2010
1,610,000	$ 0.30	December 8, 2010
150,000	$ 0.38	January 5, 2011
100,000	$ 0.55	April 13, 2011
500,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
5,832,500		

Agents Unit Options
In connection with private placement financings, the Company granted non-transferable Agent Unit Options entitling the Agents to purchase units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.

As at October 24, 2006, the following agent unit options were outstanding:

Number of units	Unit Exercise Price	Number of Underlying Whole Warrants	Underlying Whole Warrant Exercise Price	Expiry Date
322,613	$ 0.50	161,306	$ 0.60	March 3, 2007

Liquidity

At August 31, 2006, the Company had working capital of $2,918,043. Recent financings have eliminated the working capital deficiency that existed at the February 28, 2006 year end, and have provided funds both for the Company to continue its exploration program and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Investor Relations

In addition to other management services, Frank Port is currently handling investor relation activities. (See above section on Management Agreements)

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

CMB Investments Ltd.(CMB), a company controlled by a director, charged the Company a total of $45,000 for management services. This is compensation for time spent on administrative, financial, and operational affairs of the Company. In September 2004 Soho entered into a management services contract with CMB. Under the terms of this agreement, CMB is charging Soho a management fee in the amount of $7,500 per month.

The Company also paid fees for investor relations of $30,000 to a company controlled by Mr. Port, an officer of the Company.

The Company had experienced past difficulties in securing drilling contractor services, with the appropriate equipment, on a timely basis. As a result, in April 2005, the Company entered into an agreement with Mexcore S.A. de C.V. ("Mexcore"), a Mexican based drilling company that is controlled by Mr. Shearing, a director. Mexcore had a suitable diamond drill and heavy equipment available to meet the Company's immediate needs. Pursuant to this agreement, the Company had agreed to pay Mexcore for drilling services rendered, and equipment rental, under terms and at rates consistent with those charged by third parties within the drilling industry. During the period ended August 31, 2006, Mexcore has charged the Company $272,564 for drilling services, $49,967 for equipment rental, and $19,015 for the purchase of exploration equipment.

In June 2006, the agreements with Mexcore were effectively terminated when the Company was able engage an independent drilling contractor. The Company now has an agreement with Major Drilling de Mexico S.A. de C.V. to provide diamond drilling services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Results of Operations

The Company incurred $1,345,630 in general and administrative plus interest expenses during the period ending August 31, 2006. Generally, expenses increased as a result of the increase in business activities compared to the equivalent 2006 fiscal periods. With the exception of stock-based compensation charges, total expenses for the second 2007 fiscal quarter have been relatively consistent with the previous fiscal quarter.

The three month period ended August 31, 2006 includes a charge of $600,093 for stock-based compensation. This large charge for stock-based compensation is primarily due to various stock options granted during the period from December 2005 to May 2006, under the Company's new 2006 Stock Option Plan. Until the plan was approved by shareholders at the Company's July 28, 2006 AGM, the recognition of this stock-based compensation charge was deferred until the August 31, 2006 period.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees increased as a result of the increase in corporate filings, contracts, and agreements. These transactions also account for the increase in regulatory fees as the Company was required to submit many of these transactions to regulatory authorities for approvals. Furthermore the overall increase in the volume of transactions has increased administrative costs including current accounting fees and the accrual of the estimated audit cost for the 2007 fiscal year.

Consulting fees business promotion expenses include fees paid for advertising, trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

The increased in rent for the current period is because the company moved to a new office in June 2005, and was given an lease incentive by the new landlord of reduced rent during the first few months on the lease.

Wages and benefits increased as the Company hired two more full time administrative personnel.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill cores extracted from the Tahuehueto property. The drill cores are gathered here before samples are shipped for testing at assay facilities. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Critical Accounting Estimate

Asset Retirement Obligation
The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $50,000 as a retirement obligation. The asset retirement obligation is considered to be present value.

Internal Controls

Management maintains a system of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis. Based on an evaluation performed for the year ended February 28, 2006, the Company's certifying officer has concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement, loans payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing,
CEO
October 24th, 2006

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

October 24, 2006

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

		August 31, 2006 (Unaudited – prepared by management)		February 28, 2006 (Note 1)
ASSETS				
Current				
Cash	$	3,497,283	$	480,603
Prepaid expenses		53,832		23,478
Receivables		293,104		167,081
		3,844,219		671,162
Exploration advances (Note 3)		-		84,140
Mineral properties (Note 3)		6,158,989		3,750,625
Equipment		40,655		29,924
	$	10,043,863	$	4,535,851
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	558,613	$	487,173
Promissory notes payable (Note 4)		28,449		-
Obligation under share purchase agreement (Note 3)		285,000		285,000
Current portion of capital lease obligation		4,114		-
		926,176		772,173
Capital lease obligation (Note 4)		8,751		-
Asset retirement obligation (Note 3)		50,000		25,000
		934,927		797,173
Shareholders' equity				
Capital stock (Note 5)		23,199,273		17,164,165
Contributed surplus (Note 5)		1,612,467		941,116
Deficit		(15,702,804)		(14,366,603)
		9,108,936		3,738,678
	$	10,043,863	$	4,535,851

Nature and continuance of operations (Note 1)
Commitments (Note 11)
Subsequent events (Note 12)

On behalf of the Board:

"Ralph Shearing" Director — Ralph Shearing

"Paul Chung" Director — Paul Chung

The accompanying notes are an integral part of these interim consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three months ended August 31, 2006	Three months ended August 31, 2005	Six months ended August 31, 2006	Six months ended August 31, 2005
EXPENSES				
Amortization	$ 2,409	$ 1,253	$ 4,316	$ 1,859
Bank charges	2,209	3,194	3,427	2,918
Business promotion	22,042	-	27,597	1,144
Communications	30,308	11,596	51,853	21,830
Consulting and financial services	23,811	28,500	49,311	54,000
Foreign exchange loss	29,625	20,728	39,690	30,472
Insurance	10,492	-	16,234	-
Interest	1,924	-	1,924	-
Investor relations	30,326	22,894	96,074	38,055
Management fees	22,500	22,500	45,000	45,000
Office and miscellaneous	15,926	12,739	35,969	24,237
Professional fees	64,632	60,876	147,505	89,322
Regulatory fees	8,246	3,185	10,746	5,133
Rent	14,840	4,789	30,702	17,457
Stock-based compensation	600,093	71,809	686,407	153,665
Transfer agent	8,165	5,060	10,897	7,960
Travel	1,141	1,278	38,115	17,741
Wages and benefits	32,570	18,026	49,863	27,757
Loss before other items	(921,259)	(288,427)	(1,345,630)	(538,550)
OTHER ITEMS				
Interest income	7,151	7,065	9,429	7,065
Gain on settlement of debts	-	-	-	12,969
Loss for the period	(914,108)	(281,362)	(1,336,201)	(518,516)
Deficit, beginning of period	(14,788,696)	(13,249,279)	(14,366,603)	(13,012,125)
Deficit, end of period	$ (15,702,804)	$ (13,530,641)	$ (15,702,804)	$ (13,530,641)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding	70,740,943	52,534,168	66,473,447	51,991,658

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended August 31, 2006	Three months ended August 31, 2005	Six months ended August 31, 2006	Six months ended August 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (914,108)	$ (281,362)	$ (1,336,201)	$ (518,516)
Items not affecting cash				
Amortization	2,409	1,253	4316	1,859
Accrued interest	-	(441)	-	-
Stock-based compensation	600,093	71,809	686,407	153,665
Gain on settlement of debts	-	-	-	(12,969)
Unrealized foreign exchange loss	-	-	-	6,625
Changes in non-cash working capital items				
(Increase) decrease in prepaid expenses	(16,397)	(687)	(30,354)	(13,600)
(Increase) decrease in receivables	(40,493)	(65,208)	(126,023)	(103,242)
Increase (decrease) in accounts payable and accrued liabilities	(70,525)	(10,415)	(343,286)	(207,906)
Net cash used in operating activities	(439,021)	(285,051)	(1,145,141)	(694,084)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	40,749	30,219	5,987,893	1,958,221
Share issue costs	718	-	(58,332)	(117,967)
Capital lease obligation	12,865	-	12,865	-
Proceeds from (repayments of) loans payable	-	(15,812)	-	(15,812)
Net cash provided by financing activities	54,332	14,407	5,942,426	1,824,442
CASH FLOWS FROM INVESTING ACTIVITIES				
Equipment purchase	(15,047)	(11,647)	(15,047)	(26,737)
Mineral properties	(1,345,085)	(806,043)	(1,849,698)	(1,107,382)
Exploration advances, net	79,800	53,882	84,140	(72,607)
Net cash used in investing activities	(1,280,332)	(763,808)	(1,780,605)	(1,206,726)
Increase (decrease) in cash position during the period	(1,665,021)	(1,034,452)	3,016,680	(99,368)
Cash position, beginning of period	5,162,304	1,111,354	480,603	176,270
Cash position, end of period	$ 3,497,283	$ 76,902	$ 3,497,283	$ 76,902

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. Its principal business activities consist of the acquisition and exploration of resource properties.

The accompanying unaudited interim consolidated financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owed subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand") and Sierra Soleada S.A. de C.V. (Sierra), and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2006. In the opinion of management all material adjustments considered necessary for a fair presentation of the results of the interim periods have been included. The results for the six month period ended August 31, 2006 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

The balance sheet at February 28, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future.

	August 31, 2006	February 28, 2006
Deficit	$(15,702,804)	$(14,366,603)
Working capital (deficiency)	$ 2,918,043	$ (101,011)

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the Share Purchase Agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares.

The Company has been successful in its defense against two of the vendors' claims. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the Share Purchase Agreement. The court issued a stay of proceeding with respect to the third claim, however the plaintiff appealed the court's decision and the claim has been reinstated. While the claim is still before the court, it is management's opinion that this claim is without merit.

Pursuant to the share purchase agreement, the Company is obligated to make a final payment of US$250,000 (Cdn$285,000) to the vendors of the Sacramento shares.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	August 31, 2006	February 28, 2006
Balance, beginning of period	$ 3,750,625	$ 1,182,685
Assays, data and maps	142,577	265,726
Asset retirement obligation	25,000	25,000
Drilling	397,735	734,968
Equipment and supplies	564,106	176,131
Geological consulting	423,335	587,002
Insurance	3,059	13,819
Mineral concession taxes, licences, and fees	23,041	37,636
Office and administrative	26,313	-
Stock-based compensation	90,490	8,389
Subcontractors and equipment rentals	599,456	570,906
Transportation, travel, and lodging	113,252	148,363
Mineral property costs incurred during the period	2,408,364	2,567,940
Balance, end of period	$ 6,158,989	$ 3,750,625

3. MINERAL PROPERTIES (cont'd…)

Asset retirement obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $50,000 as a retirement obligation. The asset retirement obligation is considered to be present value.

4. PROMISSORY NOTES PAYABLE AND CAPITAL LEASE OBLIGATION

a) The Company issued three promissory notes in connection with vehicles acquired for mineral exploration activities. These notes are repayable by monthly principal and interest payments of $2,750, until June 2007, are unsecured, and bear interest at 24.5% per annum.

b) The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 28, 2006	59,771,801	$ 17,164,165	$ 941,116
Private placements	9,200,000	5,520,000	-
Private placement – Finders' fees	276,000	165,600	-
Agent unit options exercised	103,387	83,395	(31,701)
Warrants exercised	1,024,125	359,668	(12,093)
Share issue costs	-	(223,932)	-
Stock-based compensation (Note 5)	-	-	776,897
Options exercised	407,500	130,377	(61,752)
Balance as at August 31, 2006	70,782,813	$ 23,199,273	$ 1,612,467

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

On May 16, 2006 the Company completed a non-brokered private placement of 9,200,000 units at $0.60 per unit for total proceeds of $5,520,000. Each unit consisted of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable for a period of two years at a price of $0.80 per share. The Company issued 276,000 units as finders' fees.

6. STOCK OPTIONS AND WARRANTS

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. On July 28, 2006, the 2006 plan was approved by shareholders at the Company's annual general meeting.

Stock-based compensation

The Company granted 1,588,002 options that became effective on the date of shareholder approval of the 2006 Stock Option Plan, These options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested. These options were subject to shareholder approval; accordingly they were excluded in previous financial statements. However, as these options have now received shareholder approval, the vested portion of the total fair value of these options has been recorded in the August 31, 2006 fiscal period.

In addition, during the period ended August 31, 2006, the Company granted directors, employees and consultants an additional 350,000 stock options. These options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested.

During the year ended February 28, 2006, the Company granted directors, employees and consultants 2,296,123 (2005 – 3,992,500) stock options. The options vest 25% upon the date of grant, and then at a rate of 12.5% to 25% every 3 months thereafter, until fully vested.

For the year ended February 28, 2006, the total fair value of stock-based compensation granted using the Black-Scholes option pricing model was $596,946. A total of $443,434 was charged to the Statement of Operations and Deficit, $8,389 has been is included in Mineral Properties on the Balance Sheet, all offset to contributed surplus.

For the period ended August 31, 2006, the total fair value of stock-based compensation granted using the Black-Scholes option pricing model was $713,706. During the period ended August 31, 2006 a further $686,407 (2005 – $153,665) was charged to the Statement of Operations and Deficit, $90,490 (2005 – $8,389) has been is included in Mineral Properties on the Balance Sheet, all offset to contributed surplus. The remaining balance of $479,340 will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.44 (February 28, 2006 - $0.26) per option.

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and warrants granted during the period:

	August 31, 2006	February 28, 2006
Risk-free interest rate	4.21%	3.28%
Expected life of options/warrants	5 Years	2-5 Years
Annualized volatility	99%	110%
Dividend rate	0%	0%

As at August 31, 2006 the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,475,000	$ 0.15	March 18, 2009
120,000	$ 0.15	September 21, 2009
190,000	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
32,500	$ 0.28	December 15, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
150,000	$ 0.30	November 1, 2010
350,000	$ 0.20	December 1, 2010
1,610,000	$ 0.30	December 8, 2010
150,000	$ 0.38	January 5, 2011
100,000	$ 0.55	April 13, 2011
500,000	$ 0.63	May 17,2011
350,000	$ 0.60	August 1, 2011
6,077,500		

6. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

Stock option transactions are summarized as follows:

	August 31, 2006		February 28, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	4,865,123	$ 0.23	2,961,875	$ 0.17
Granted	1,619,877	$ 0.49	2,290,123	$ 0.29
Exercised	(407,500)	$ 0.17	(162,500)	$ 0.15
Expired/cancelled	-	-	(224,375)	$ 0.18
Balance, end of period	6,077,500	$ 0.29	4,865,123	$ 0.23
Options exercisable, end of period	4,681,250	$ 0.26	3,376,875	$ 0.20

Warrants

As at August 31, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
3,225,000	$ 0.30	December 1, 2006
1,419,193	$ 0.60	March 3, 2007
151,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
9,476,000	$ 0.80	May 16, 2008
16,471,193		

6. STOCK OPTIONS AND WARRANTS (cont'd…)

Warrants (cont'd…)

Warrant transactions are summarized as follows:

	August 31, 2006		February 28, 2006	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	7,967,625	$ 0.48	4,346,286	$ 0.17
Issued	9,527,693	$ 0.80	8,041,148	$ 0.48
Exercised	(1,024,125)	$ 0.34	(3,792,846)	$ 0.16
Expired/cancelled	-		(626,963)	$ 0.22
Balance, end of period	16,471,193	$ 0.67	7,967,625	$ 0.48

Agents' Unit Options

Agents' unit option transactions and the number of Agents' Unit Options outstanding are summarized as follows:

	August 31, 2006		February 28, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	438,750	$ 0.50	200,050	$ 0.22
Granted	-		450,000	$ 0.50
Exercised	(103,387)	$ 0.50	(158,296)	$ 0.24
Expired/cancelled	-		(53,004)	$ 0.22
Balance, end of period	335,363	$ 0.50	438,750	$ 0.50

On March 3, 2005, the Company issued Agents' Unit Options entitling the Agents to purchase 450,000 units at $0.50 per unit until March 3, 2007. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	August 31, 2006	August 31, 2005
Cash paid during the period for interest	$ 1,924	$ 2,207
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended August 31, 2006 included:

a) the issuance of 276,600 units valued at $165,600 as consideration for finders' fees.

b) the accrual of deferred exploration costs of $414,727 at August 31, 2006.

c) the application of $90,490 of stock-based compensation to deferred exploration costs.

d) the application of $61,752, $31,701, and $12,093 from contributed surplus to capital stock on the fair value of options exercise, agents' options, and finders fees warrants exercised, respectively.

e) the accrual of asset retirement obligations of $25,000 included in mineral properties.

Significant non-cash transactions during the period ended August 31, 2005 included:

a) the issuance of 50,000 units as consideration for agents' fees in the amount of $25,000, and issued 450,000 Agent's Unit Options valued at $137,982 as a commission.

b) the accrual of deferred exploration costs of $244,043.

c) the application of $8,847 of stock-based compensation to deferred exploration costs.

d) the application of $7,078 from contributed surplus to capital stock on the fair value of agents' options exercised.

e) the application of $19,375 of deferred financing costs to share issue costs.

8. RELATED PARTY TRANSACTIONS

During the period ended August 31, 2006, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $45,000 (2005 - $45,000) to a company controlled by a director.

b) Paid or accrued fees for investor relations of $30,000 (2005 - $30,000) to a company controlled by an officer.

c) Paid or accrued $272,564 (2005 - $223,925) for exploration drilling services to a company controlled by a director.

d) Paid or accrued $49,967 (2005 - $33,819) for exploration equipment rental to a company controlled by a director.

e) Paid or accrued $19,015 (2005 - $Nil) for exploration equipment purchased from a company controlled by a director.

Included in exploration advance at August 31, 2006 was $Nil (February 28, 2006 - $9,140) advanced to a company controlled by a director pursuant to agreements to provide exploration drilling services and for the rental of certain exploration equipment.

Included in accounts payable at August 31, 2006 was $29,351 (February 28, 2006 - $64,601) for drilling services, exploration equipment purchase, management, consulting, investor relations, and legal fees due to companies controlled by directors and officers.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	August 31, 2006	February 28, 2006
Capital assets are located in:		
Canada	$ 40,655	$ 29,924
Mexico	6,158,989	3,750,625
	$ 6,199,644	$3,780,549

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. FINANCIAL INSTRUMENTS (cont'd…)

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

11. COMMITMENTS

The Company rents its office premises under an operating lease until July 2010. The operating lease commitment, including rent plus estimated common area costs, is approximately $55,000 per annum.

The Company also leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

The Company rents office and warehouse space in Mexico under operating leases until June 2007 at a total monthly rent of MXP$14,500 (Cdn$$1,600).

12. SUBSEQUENT EVENTS

Subsequent to August 31, 2006, the Company:

a) Issued 257,750 common shares pursuant to the exercise of stock options, for cash proceeds of $49,375.